SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Prospect Medical Holdings, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

743494106

(CUSIP Number of Class of Securities)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	RULE 13d-1(b)
☒	RULE 13d-1(c)
☐	RULE 13d-1(d)

CUSIP NO. 743494106 Page 2 of 11

1)	Name And I.R.S. Identification No. Of Reporting Person Wynnefield Partners Small Cap Value, L.P. 13-3688497

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)☒ Reporting person is affiliated with other persons

3)	SEC Use Only

4)	Citizenship Or Place Of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power:
76,500 Shares

	6)	Shared Voting Power

	7)	Sole Dispositive Power:
76,500 Shares

	8)	Shared Dispositive Power

9)	Aggregate Amount Beneficially Owned By Each Reporting Person :
76,500 Shares

10)	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11)	Percent of Class Represented by Amount in Row (9):
1.1 % of Common Stock

12)	Type of Reporting Person (See Instructions) PN

CUSIP NO. 743494106 Page 3 of 11

1)	Name And I.R.S. Identification No. Of Reporting Person (entities only) Wynnefield Partners Small Cap Value, L.P. I. 13-3953291

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒ Reporting person is affiliated with other persons

3)	SEC Use Only

4)	Citizenship Or Place Of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power:
124,500 Shares

	6)	Shared Voting Power

	7)	Sole Dispositive Power:
124,500 Shares

	8)	Shared Dispositive Power

9)	Aggregate Amount Beneficially Owned By Each Reporting Person :
124,500 Shares

10)	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11)	Percent of Class Represented by Amount in Row (9):
1.8 % of Common Stock

12)	Type of Reporting Person: PN

CUSIP NO. 743494106 Page 4 of 11

1)	Name And I.R.S. Identification No. Of Reporting Person Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒ Reporting person is affiliated with other persons

3)	SEC Use Only

4)	Citizenship Or Place Of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power:
107,500 Shares

	6)	Shared Voting Power

	7)	Sole Dispositive Power:
107,500 Shares

	8)	Shared Dispositive Power

9)	Aggregate Amount Beneficially Owned By Each Reporting Person :
107,500 Shares

10)	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11)	Percent of Class Represented by Amount in Row (9):
1.6%

12)	Type of Reporting Person (See Instructions) CO

CUSIP NO. 743494106 Page 5 of 11

1)	Name And I.R.S. Identification No. Of Reporting Person (entities only) Wynnefield Capital Management, LLC 13-4018186

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒ Reporting person is affiliated with other persons

3)	SEC Use Only

4)	Citizenship Or Place Of Organization: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power:
201,000 Shares (1)

	6)	Shared Voting Power

	7)	Sole Dispositive Power:
201,000 Shares (1)

	8)	Shared Dispositive Power

9)	Aggregate Amount Beneficially Owned By Each Reporting Person :
201,000 Shares (1)

10)	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11)	Percent of Class Represented by Amount in Row (9):
2.9% (1)

12)	Type of Reporting Person: OO (Limited Liability Company)

(1)        Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

CUSIP NO. 743494106 Page 6 of 11

1)	Name And I.R.S. Identification No. Of Reporting Person (entities only) Wynnefield Capital, Inc. (No IRS Identification No.)

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒ Reporting person is affiliated with other persons

3)	SEC Use Only

4)	Citizenship Or Place Of Organization: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power:
107,500 Shares (1)

	6)	Shared Voting Power

	7)	Sole Dispositive Power:
107,500 Shares (1)

	8)	Shared Dispositive Power

9)	Aggregate Amount Beneficially Owned By Each Reporting Person :
107,500 Shares (1)

10)	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11)	Percent of Class Represented by Amount in Row (9):
1.6% (1)

12)	Type of Reporting Person (See Instructions) CO

(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

CUSIP NO. 743494106 Page 7 of 11

1)	Name And I.R.S. Identification No. Of Reporting Person Channel Partnership II, L.P. 22-3215653

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒ Reporting person is affiliated with other persons

3)	SEC Use Only

4)	Citizenship Or Place Of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power:
88,900 Shares

	6)	Shared Voting Power

	7)	Sole Dispositive Power:
88,900 Shares

	8)	Shared Dispositive Power

9)	Aggregate Amount Beneficially Owned By Each Reporting Person :
88,900 Shares

10)	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11)	Percent of Class Represented by Amount in Row (9):
1.3%

12)	Type of Reporting Person (See Instructions) IN

CUSIP NO. 743494106 Page 8 of 11

1)	Name And I.R.S. Identification No. Of Reporting Person Nelson Obus

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) ☒ Reporting person is affiliated with other persons

3)	SEC Use Only

4)	Citizenship Or Place Of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power:
88,900 Shares(1)

	6)	Shared Voting Power

	7)	Sole Dispositive Power:
88,900 Shares(1)

	8)	Shared Dispositive Power

9)	Aggregate Amount Beneficially Owned By Each Reporting Person:
88,900 Shares (1)

10)	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11)	Percent of Class Represented by Amount in Row (9):
1.3% (1)

12)	Type of Reporting Person (See Instructions) IN
(1) Mr. Obus. holds an indirect beneficial interest in these shares which are directly beneficially owned by Channel Partnership II, L.P.

ITEM 1(a). Name of Issuer:
Prospect Medical Holdings, Inc.

ITEM 1(b). Address of Issuer's Principal Executive Offices:
6083 Bristol Parkway, Suite 100, Culver City, CA 90230

ITEM 2(a). Names of Persons Filing:
Wynnefield Partners Small Cap Value, L.P. (“Partners”)
Wynnefield Partners Small Cap Value, L.P. I (“Partners I”)
Wynnefield Small Cap Value Offshore Fund, Ltd. (“Fund”)
Wynnefield Capital Management, LLC (“WCM”)
Wynnefield Capital, Inc. (“WCI”)
Channel Partnership II, L.P. (“Channel”)
Nelson Obus (“Obus”)

ITEM 2(b).	Address of Principal Business Office Or, If None, Residence:
450 Seventh Avenue, Suite 509, New York, New York 10123

ITEM 2(c).	Citizenship:
Partners and Partners I are Delaware Limited Partnerships
Fund and WCI are Cayman Islands Companies
WCM is a New York Limited Liability Company
Channel is a New York Limited Partnership
Mr. Obus is an individual

ITEM 2(d).	Title of Class of Securities:
Common Stock, $.01 Par Value Per Share

ITEM 2(e).	CUSIP Number: 743494106

ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:
None of the reporting persons is an entity specified in Rule 13d-1(b)(1)(ii).

ITEM 4.	Ownership:
(a)	Amount beneficially owned by all reporting persons: 397,400 Shares
(b)	Percent of class: 5.8% of Common Stock
(c)	Number of shares as to which the reporting persons have:
(i) sole power to vote or to direct the vote:
397,400 Shares
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition:
397,400 Shares
(iv) shared power to dispose or to direct the disposition

ITEM 5.	Ownership of five percent or less of a class.
Not applicable.

ITEM 6.	Ownership of more than five percent on behalf of another person.
Not applicable.

ITEM 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.
Not applicable.

ITEM 8.	Identification and classification of members of the group.
None of the reporting persons who have filed this schedule is a person, as defined in Rule 13d-1(b)(1)(ii), promulgated pursuant to the Securities Exchange Act of 1934.

ITEM 9.	Notice of dissolution of group.
Not applicable.

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

Dated:	February 13, 2006
WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
		By:	Wynnefield Capital Management, LLC, General Partner

By:/s/Nelson Obus
Nelson Obus, Managing Member
WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I
		By:	Wynnefield Capital Management, LLC, General Partner

By:/s/Nelson Obus
Nelson Obus, Presidentr
WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.
		By:	Wynnefield Capital, Inc.
By:/s/Nelson Obus
Nelson Obus, Managing Member
CHANNEL PARTNERSHIP II, L.P.
		By:	/s/Nelson Obus
Nelson Obus, General Partner
WYNNEFIELD CAPITAL MANAGEMENT, LLC
		By:	/s/Nelson Obus
Nelson Obus, Managing Member
WYNNEFIELD CAPITAL, INC.
		By:	/s/Nelson Obus
Nelson Obus, President
/s/Nelson Obus
Nelson Obus, Individually